Stran & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

October 29, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Nasreen Mohammed
Theresa Brillant
Taylor Beech
Erin Jaskot

Re:	Stran & Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2021
File No. 333-260109

Ladies and Gentlemen:

We hereby submit the responses of Stran & Company, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 28, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1 Filed October 22, 2021

Cover Page

1.	Please revise to disclose the number of units, shares of common stock, and warrants that are being offered pursuant to the registration statement. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretation 227.02 for guidance.

Response: The Company has revised the cover page accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (617) 501-7423 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Stran & Company, Inc.

By:	/s/ Andrew Shape
Andrew Shape
President and Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.